Exhibit 99.1

PRESS RELEASE

WiLAN Recognized as 11th Fastest Growing Technology Company in Canada
WiLAN ranks 11th in Deloitte’s Technology Fast 50™ award program

OTTAWA, Canada – October 21, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced it was recognized as the 11th fastest growing technology company in Canada in Deloitte’s Technology Fast 50™ awards program.  The program ranks companies based on the percentage of revenue growth over five years.

The Company also announced it placed among the top 10 percent of the fastest growing technology companies in North America in Deloitte’s Technology Fast 500™ awards program that ranks Canadian and U.S. technology, media telecommunications, life sciences and clean technology companies.

WiLAN, founded in 1992, initially developed and sold wireless products.  By 2006 it was clear that the Company would have more success licensing its intellectual property portfolio and WiLAN adopted this as its new strategic focus.  Since then, WiLAN has experienced continued growth. It has signed 255 license agreements for its intellectual property with global market leaders, including Broadcom, Nokia, Intel, and LG Electronics.  The Company’s patent portfolio has grown from 20 to nearly 1500 issued and pending patents.   At the same time, the Company continues to invest in research and development programs in large innovative markets, including next generation Wi-Fi and 4G cellular.

“WiLAN is one of Canada’s technology success stories and I believe our aggressive growth strategy has definitely paid off,” said Jim Skippen, Chairman & CEO.  “In addition to significant and consistent year over year growth, our Company’s market capitalization places us among the top 10 most valuable public technology companies in Canada.  I believe this speaks to the skill and dedication of our team and the value of intellectual property in today’s business landscape.”

Added Skippen, “Ours is a highly specialized business and we are proud to be counted among the fastest growing companies in Canada and in North America.”

For more than a decade, the Deloitte Technology Fast 50™ and Fast 500™ programs have tracked the successful growth of Canadian-grown and North American global leaders respectively.

“Canadian technology companies have demonstrated some very impressive growth numbers over the past year, amid the challenges of an uncertain global economic recovery,” said Richard Lee, National Leader, Technology, Media & Telecommunications Industry Group, Deloitte.  “WiLAN is an example of the determination, drive and skill that will serve to position them for further growth and success in the years to come.”

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1

PRESS RELEASE

“We are pleased to honor WiLAN as one of the 2011 Technology Fast 500,” said Mark Jensen, Managing Partner, Technology and Venture Capital Services, Deloitte.  “As one of the fastest growing tech companies in North America, WiLAN has demonstrated technological innovation, entrepreneurship and rapid growth.”

To qualify for the Deloitte Technology Fast 50 ranking, companies must have been in business for at least five years, have revenues of at least $5 million, be headquartered in Canada, own proprietary technology, and conduct research and development activities in Canada. A panel of industry experts evaluate and judge companies based on four key criteria: competitive advantage; size, growth, and market attractiveness; management effectiveness and organization; and financial performance.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

About Deloitte's Technology Fast 50™ and 2011 Technology Fast 500™
The Deloitte Technology Fast 50 program is Canada’s pre-eminent technology awards program. Celebrating business growth, innovation and entrepreneurship, the program features four distinct categories including the Technology Fast 50 Ranking, Companies-to-Watch Awards (early-stage Canadian tech companies in business less than five years, with the potential to be a future Deloitte Technology Fast 50 candidate,) Leadership Awards (companies that demonstrate technological leadership in four industry subcategories: hardware/semiconductor, software, telecommunications and emerging technologies) and the Deloitte Technology Green 15 Awards (Canada’s leading GreenTech companies that promote a more efficient use and re-use of the earth's resources in industrial production and consumption.) Program sponsors include Deloitte, Gowlings, Wellington Financial, TMX Group, HKMB Hub International, National Angel Capital Organization, CVCA, MaRS and IGLOO Software. For further information, visit www.fast50.ca.

For additional detail on the Technology Fast 500™ including selection and qualifying criteria, visit www.fast500.com

As used in this document, “Deloitte” means Deloitte LLP. Please see www.deloitte.com/us/about for a detailed description of the legal structure of Deloitte LLP and its subsidiaries. Certain services may not be available to attest clients under the rules and regulations of public accounting.

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	2

PRESS RELEASE

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media Relations, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor Relations, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	3